SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 4, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Resolutions of Nokia Corporation’s Annual General Meeting and Board of Directors

Stock exchange release	1 (1)
4 April 2023

Nokia Corporation

Stock Exchange Release

4 April 2023 at 17:15 EEST

Resolutions of Nokia Corporation’s Annual General Meeting and Board of Directors

Espoo, Finland – The Annual General Meeting (AGM) of Nokia Corporation took place today 4 April 2023 in Helsinki, Finland. Approximately 108 000 shareholders representing approximately 3 197 million shares and votes were represented at the meeting. The AGM approved all the proposals of the Board of Directors to the AGM.

The AGM adopted the Company’s financial statements, discharged the members of the Board and the President and Chief Executive Officer from liability for the financial year 2022 and supported the Company’s Remuneration Report in an advisory vote. In addition, the AGM adopted the following resolutions.

Authorization to the Board to decide on the asset distribution

The AGM decided that no dividend is distributed by a resolution of the Annual General Meeting and authorized the Board to resolve on the distribution of an aggregate maximum of EUR 0.12 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

The authorization is valid until the opening of the next Annual General Meeting. The Board will resolve separately on the amount and timing of each distribution of the dividend and/or assets from the reserve for invested unrestricted equity so that the preliminary record and payment dates will be as set out below. The Company shall make a separate announcement of each such Board resolution confirming the relevant record and payment dates.

Preliminary record date	Preliminary payment date

25 April 2023	4 May 2023
25 July 2023	3 August 2023
24 October 2023	2 November 2023
30 January 2024	8 February 2024

Each installment based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Ltd. on the record date of the payment.

Composition of the Board of Directors, Board committees and Board remuneration

The AGM resolved to elect ten members to the Board. The following eight members of the Board were re-elected for the term ending at the close of the next Annual General Meeting: Sari Baldauf, Thomas Dannenfeldt, Lisa Hook, Jeanette Horan, Thomas Saueressig, Søren Skou, Carla Smits-Nusteling and Kai Öistämö. In addition, the AGM resolved to elect Timo Ahopelto and Elizabeth Crain as new members of the Board of Directors for the same term of office.The qualifications and career experience of the elected Board members are available on the Company’s website at https://www.nokia.com/about-us/company/leadership-and-governance/board-of-directors/meet-the-board/.

www.nokia.com

Stock exchange release	2 (2)
4 April 2023

In an assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair and Søren Skou as Vice Chair of the Board. The Board also elected the members of the four Board committees. Carla Smits-Nusteling was elected as Chair and Timo Ahopelto, Thomas Dannenfeldt, Elizabeth Crain and Jeanette Horan as members of the Audit Committee. Thomas Dannenfeldt was elected as Chair and Sari Baldauf, Elizabeth Crain, Lisa Hook and Søren Skou as members of the Personnel Committee. Søren Skou was elected as Chair and Sari Baldauf, Lisa Hook, Carla Smits-Nusteling and Kai Öistämö as members of the Corporate Governance and Nomination Committee. Kai Öistämö was elected as Chair and Timo Ahopelto, Sari Baldauf, Jeanette Horan and Thomas Saueressig as members of the Technology Committee.

The AGM resolved that the annual fees to be paid to the members of the Board for the term ending at the close of the next Annual General Meeting are as follows:

•	EUR 440 000 for the Chair of the Board;
•	EUR 210 000 for the Vice Chair of the Board;
•	EUR 185 000 for each member of the Board;
•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee; and
•	EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee.

The additional annual fees are paid to all members of the above-mentioned Committees, including the Board Chair for service on any of the Board Committees.

The AGM resolved that approximately 40% of the annual fee will be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The members of the Board shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board.

The AGM also resolved to pay a meeting fee of EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel for Board and Committee meetings to all Board members, including the Board Chair. The meeting fee is paid for a maximum of seven meetings per term. The AGM resolved that the members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work. The meeting fees, travel expenses and other expenses directly related to Board and Board Committee work will be paid in cash.

Auditor

The AGM re-elected Deloitte Oy as the auditor for Nokia for the financial year 2024. In addition, the AGM resolved that the auditor elected for 2024 be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

www.nokia.com

Stock exchange release	3 (3)
4 April 2023

Authorizations to resolve on the repurchase of the Company's own shares and on the issuance of shares and special rights entitling to shares

The AGM authorized the Board to resolve to repurchase a maximum of 550 million Nokia shares. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The authorization is effective until 3 October 2024 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on 5 April 2022 to the extent that the Board has not previously resolved to repurchase shares based on the respective authorization.

The AGM resolved to authorize the Board to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company's capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company's equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders' pre-emptive rights within the limits set by law. The authorization is effective until 3 October 2024 and it terminated the corresponding authorization granted by the Annual General Meeting on 5 April 2022.

Speeches and minutes of the Annual General Meeting

The speeches by the Chair of the Board, Sari Baldauf, and the President and CEO, Pekka Lundmark, will later be available on the Company’s website www.nokia.com/agm. The minutes of the AGM will be available on the same website latest on 18 April 2023.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer, Corporate